Exhibit 99.3

ASML — Summary IFRS Consolidated Statements of Operations[1]

	Three months ended,		Six months ended,

	June 27, 2004	June 26, 2005	June 27, 2004	June 26, 2005
(Amounts in thousands EUR except per share data)

Net sales	616,258	763,265	1,069,743	1,447,944
Cost of sales	396,938	467,249	704,775	881,652

Gross profit on sales	219,320	296,016	364,968	566,292

Research costs	73,902	61,747	149,110	132,077
Research credits	(5,000)	(6,894)	(9,822)	(12,366)
Selling, general and administrative expenses	50,663	55,797	98,985	107,985
Restructuring expenses	0	0	(5,862)	0

Total expenses	119,565	110,650	232,411	227,696

Operating income	99,755	185,366	132,557	338,596

Financial income/(expense), net	(4,399)	(11,511)	(8,457)	(23,557)

Income before income taxes	95,356	173,855	124,100	315,039
Provision for income taxes	(30,847)	(50,881)	(40,195)	(91,120)

Net income	64,509	122,974	83,905	223,919

ASML — Summary IFRS Consolidated Balance Sheets[1]

	Jan. 1,	Jun 27,	Dec. 31,	March 27,	June 26,
	2004	2004	2004	2005	2005
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,027,806	1,235,611	1,228,130	1,319,651	1,544,078
Accounts receivable, net	314,495	396,721	503,153	483,898	485,352
Inventories, net	595,017	591,146	717,688	728,378	695,330
Other current assets	212,509	198,972	230,346	223,768	211,583

Total current assets	2,149,827	2,422,450	2,679,317	2,755,695	2,936,343

Deferred tax asset	326,514	337,286	202,279	212,970	143,837
Other assets	30,711	31,358	27,840	30,266	30,932
Intangible assets	14,590	12,727	31,818	45,882	69,519
Property, plant and equipment	347,883	321,577	303,691	310,316	306,919

Total assets	2,869,525	3,125,398	3,244,945	3,355,129	3,487,550

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	686,519	832,980	813,141	765,667	776,784
Convertible subordinated bonds	842,543	856,038	802,810	708,059	749,169
Long term debt and deferred liabilities	198,013	194,736	236,213	313,805	272,974
Shareholders' equity	1,142,450	1,241,644	1,392,781	1,567,598	1,688,623

Total liabilities and Shareholders' equity	2,869,525	3,125,398	3,244,945	3,355,129	3,487,550

1.) All figures are unaudited.

ASML — Summary IFRS Consolidated Statements of Cash Flows[1]

	Three months ended,		Six months ended

	June 27, 2004	June 26, 2005	June 27, 2004	June 26, 2005
(Amounts in thousands EUR)	EUR	EUR	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	64,509	122,974	83,905	223,919
Depreciation and amortization	24,538	27,358	50,272	50,606
Change in tax assets and liabilities	30,693	49,438	33,958	126,123
Change in assets and liabilities	(36,532)	53,378	25,786	(26,377)

Net cash provided by operating activities	83,208	253,148	193,921	374,271
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(7,631)	(46,400)	(18,927)	(86,417)
Disposals	464	2,505	12,355	4,015

Net cash used in investing activities	(7,167)	(43,895)	(6,572)	(82,402)

Net cash provided by operating and
investing activities	76,041	209,253	187,349	291,869

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(232)	(291)	(536)	(573)
Proceeds from share issuance	7,364	4,660	15,042	6,910

Net cash provided by financing activities	7,132	4,369	14,506	6,337
Net cash flow	83,173	213,622	201,855	298,206
Effect of changes in exchange rates on cash	416	10,805	5,950	17,742

Net increase in cash and cash equivalents	83,589	224,427	207,805	315,948

ASML — Quarterly Summary IFRS Consolidated Statements of operations[1]

	Three months ended,

	June 27,	Sep. 26,	Dec. 31,	March 27,	June 26,
	2004	2004	2004	2005	2005
(Amounts in millions EUR)

Net sales	616.2	610.5	785.1	684.7	763.3
Cost of sales	396.9	380.5	477.7	414.4	467.3

Gross profit on sales	219.3	232.0	307.4	270.3	296.0

Research costs, net of credits	68.9	119.2	75.2	64.9	54.8
Selling, general and administrative expenses	50.7	52.6	52.8	52.2	55.8

Total expenses	119.6	171.8	128.0	117.1	110.6

Operating income	99.7	58.2	179.4	153.2	185.4
Financial income/(expense), net	(4.4)	(3.0)	(4.5)	(12.0)	(11.5)

Income before Income taxes	95.3	55.2	174.9	141.2	173.9
Provision for income taxes	(30.8)	(19.8)	(67.2)	(40.3)	(50.9)

Net income	64.5	35.4	107.7	100.9	123.0

ASML — Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in order to satisfy European Union requirements applicable to companies quoted on a European Stock Exchange. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.

ASML intends to continue publishing U.S. GAAP financial statements, as has been its historical practice.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Pensions

Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with sufficient information to enable ASML to account for the plan as a defined benefit plan.

ASML – IFRS Reconciliation U.S. GAAP – IFRS[1]

Quarterly Net income	June 27,	Sep. 26,	Dec. 31,	March 27,	June 26,
	2004	2004	2004	2005	2005
(Amounts in thousands EUR)

Quarterly Net income under U.S. GAAP	65,358	40,912	108,637	100,262	111,815
Share Based Payments (see Note 1)	(758)	(5,087)	(1,464)	(6,734)	(1,950)
Capitalization of development costs (see Note 2)	-	-	-	16,110	25,683
Convertible bonds (see Note 3)	-	-	-	(7,445)	(7,712)
Taxes (see Note 4)	(91)	(459)	507	(1,248)	(4,862)

Quarterly Net income under IFRS	64,509	35,366	107,680	100,945	122,974

Shareholders' Equity	Jan. 1,	June 27,	Dec. 31,	March 27,	June 26,
	2004	2004	2004	2005	2005
(Amounts in thousands EUR)

Shareholders' equity under U.S. GAAP	1,141,207	1,240,417	1,391,602	1,482,661	1,590,510
Share Based Payments (see Note 1)	0	0	0	0	0
Capitalization of development costs (see Note 2)	-	-	-	16,110	41,793
Convertible subordinated bonds (see Note 3)	-	-	-	118,735	111,024
Taxes (see Note 4)	1,243	1,227	1,179	(49,908)	(54,704)

Shareholders' equity under IFRS	1,142,450	1,241,644	1,392,781	1,567,598	1,688,623

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share Based Payments
Under IFRS, ASML applies IFRS 2, “Share based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share based payments with respect to stock options granted to its employees after November 7, 2002.

Under US-GAAP, ASML accounts for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS 123 “Accounting for stock based compensation”.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets” beginning from January 1, 2005. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information relating to development costs under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development costs are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under US-GAAP, ASML applies SFAS 2, “Accounting for Research and Development Costs”. In accordance with SFAS 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible subordinated bonds
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible bonds. The equity component relates to the grant of a conversion option to shares to the holder of the bond. The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under US-GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

Note 4 Taxes
Differences between IFRS and US-GAAP relate to the differences discussed under note 1, 2 and 3.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.